Filed Pursuant to Rule 433

Registration Statement No. 333-264388

February 19, 2025

News

FOR IMMEDIATE RELEASE

BMO and REX Shares Launch U.S. Big Banks and U.S. Big Oil Leveraged & Inverse Leveraged Exchange Traded Notes on NYSE Arca

NEW YORK, February 19, 2025 – In a demonstration of their commitment to the MicroSectors™ product line, Bank of Montreal (“BMO”) and REX Shares, LLC (“REX”) announced today the launch of the following U.S. Big Banks and U.S. Big Oil Leveraged and Inverse Leveraged MicroSectors™ Exchange Traded Notes (“ETNs”) issued by BMO:

ETN	Ticker	Exposure Type
MicroSectors™ U.S. Big Banks 3× Leveraged ETNs	BNKU	3× (long)
MicroSectors™ U.S. Big Banks -3× Inverse Leveraged ETNs	BNKD	-3× (short)
MicroSectors™ U.S. Big Oil 3× Leveraged ETNs	NRGU	3× (long)
MicroSectors™ U.S. Big Oil -3× Inverse Leveraged ETNs	NRGD	-3× (short)

Each series of ETNs will start trading tomorrow on the NYSE Arca, Inc. under the applicable ticker symbol identified above. Each series of ETNs is intended to offer sophisticated investors three times leveraged long or short, as applicable, participation in the daily performance of the relevant index, before taking into account fees, charges and the decay effect caused by the daily resetting of the leverage.

The MicroSectors™ U.S. Big Banks 3× Leveraged ETNs and the MicroSectors™ U.S. Big Banks -3× Inverse Leveraged ETNs are linked to the gross total return version of the Solactive MicroSectors™ U.S. Big Banks Index. The Solactive MicroSectors™ U.S. Big Banks Index is an equally-weighted equity index that tracks the performance of 10 of the largest (determined by free-float market capitalization) U.S. stocks included in the banking and investment services sectors, based on the sector classification from FactSet RBICS (Revere Business Industry Classification System). The ticker symbol of the Solactive MicroSectors™ U.S. Big Banks Index is “SOLUSBBT”.

The MicroSectors™ U.S. Big Oil 3× Leveraged ETNs and the MicroSectors™ U.S. Big Oil -3× Inverse Leveraged ETNs are linked to the gross total return version of the Solactive MicroSectors™ U.S. Big Oil Index. The Solactive MicroSectors™ U.S. Big Oil Index is an equally-weighted equity index that tracks the performance of 10 of the largest (determined by free-float market capitalization) U.S. stocks included in the Upstream Energy, Integrated Oil and Gas Exploration and Production, and Downstream and Midstream Energy sectors, based on the sector classification from FactSet RBICS (Revere Business Industry Classification System). The ticker symbol of the Solactive MicroSectors™ U.S. Big Oil Index is “SOLUSBOT”.

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Each index is a total return index, in which dividends paid on the applicable securities are included in the level of the applicable index.

For the first 6 months after the Initial Trade Date, the Daily Investor Fee for each series ETNs will be discounted, based on a rate of 0.35% per annum. Thereafter, the Daily Investor Fee for each series of ETNs will be based on a rate of 0.95% per annum. See the applicable pricing supplement for more information regarding the fees and charges applicable to the ETNs.

Disclosures

The ETNs are not intended to be “buy and hold” investments, and are not intended to be held to maturity. Instead, the ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. The ETNs are designed to reflect a 3× leveraged long or short, as applicable, exposure to the performance of the relevant index on a daily basis, before taking into account the negative effect of the fees and charges. However, due to the daily resetting leverage, the returns on the ETNs over different periods of time can, and most likely will, differ significantly from three times the return on a direct long or short investment in the relevant index. The ETNs are designed to achieve their stated investment objectives on a daily basis. The performance of the ETNs over different periods of time can differ significantly from their stated daily objectives. The ETNs are considerably riskier than securities that have intermediate- or long-term investment objectives, and are not suitable for investors who plan to hold them for a period of more than one day or who have a “buy and hold” strategy. Investors should actively and continuously monitor their investments in the ETNs on an intra-day basis, and any decision to hold the ETNs for more than one day should be made with great care and only as the result of a series of daily (or more frequent) investment decisions to remain invested in the ETNs for the next one-day period. The ETNs are very sensitive to changes in the level of the relevant index, and returns on the ETNs may be negatively impacted in complex ways by the volatility of the relevant index on a daily or intraday basis. It is possible that you will suffer significant losses in the ETNs that provide leveraged long exposure even if the long-term performance of the relevant index is positive. Similarly, it is possible that you will suffer significant losses in the ETNs that provide short leveraged exposure even if the long-term performance of the relevant index is negative. Accordingly, the ETNs should be purchased only by sophisticated investors who understand and can bear the potential risks and consequences of the ETNs that are designed to provide leveraged exposure to the long or short, as applicable, performance of the relevant index on a daily basis and that will be highly volatile and may experience significant losses, up to the entire amount invested, in a short period of time.

For additional information, including a discussion of the risks relating to an investment in the ETNs, please carefully read the applicable pricing supplement and related documents that we have filed with respect to the ETNs (each, an “ETN Prospectus”). Investors should review the relevant ETN Prospectus carefully prior to making an investment decision.

The ETN Prospectus relating to the each series of ETNs can be found on EDGAR, the Securities and Exchange Commission (the “SEC”) website at: www.sec.gov, as well as on the product websites at the following links: www.bmoetns.com and www.microsectors.com

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Bank of Montreal, the issuer of each series of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding each of series of the ETNs. Please read those documents and the other documents relating to these securities that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the applicable securities. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the ETNs, will arrange to send the applicable pricing supplement, the product supplement (if applicable), the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

The ETNs are senior, unsecured obligations of BMO, and are subject to BMO’s credit risk.

Investment suitability must be determined individually for each investor, and the ETNs are not suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

About REX Shares

REX Shares (“REX”) is a leading provider of innovative exchange-traded products (ETPs), specializing in alternative strategy ETFs and ETNs. With over $8 billion in assets under management, REX is known for pioneering the MicroSectors™ and T-REX product lines, offering leveraged and inverse exposure to a variety of market sectors. REX also provides a number of services for its crypto-focused sister company, Osprey Funds, LLC. REX continues to drive industry innovation through its growing suite of ETPs, serving investors seeking sophisticated trading tools, income strategies, and other alternative exposures.

For more information, please visit www.rexshares.com or www.microsectors.com

Follow REX (@REXShares) and MicroSectors (@msectors) on X.

REX Media Contacts: rexshares@gregoryfca.com

About BMO Financial Group

BMO Financial Group is the eighth largest bank in North America by assets, with total assets of $1.41 trillion as of October 31, 2024. Serving customers for 200 years and counting, BMO is a diverse team of highly engaged employees providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services to 13 million customers across Canada, the United States, and in select markets globally. Driven by a single purpose, to Boldly Grow the Good in business and life, BMO is committed to driving positive change in the world, and making progress for a thriving economy, sustainable future, and inclusive society.

BMO Media Contact:

Kelly Hechler, Toronto, Kelly.hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1 (877) 369-5412

Internet: www.bmo.com

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Solactive AG (“Solactive”) is the licensor of the Solactive MicroSectors™ U.S. Big Oil Index and the Solactive MicroSectors™ U.S. Big Banks Index (the “Solactive Indices”). The ETNs that are based on the Solactive Indices are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Solactive Indices; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Solactive Indices. Solactive reserves the right to change the methods of calculation or publication with respect to the Solactive Indices. Solactive shall not be liable for any damages suffered or incurred as a result of the use (or inability to use) of the Solactive Indices.

MicroSectors™ and REX™ are trademarks of REX. The trademarks have been licensed for use for certain purposes by REX. The indices have been licensed for use by REX. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the indices to track general stock market performance.

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